Call-Net Enterprises Inc. Reports Continued Growth in Consumer and Business Operations for the First Quarter 2004

-	Company adds 34,000 local service lines in the quarter

-	Churn in local services down to 2.2%

-	10% growth in consumer revenue, year over year

-	5% growth in business revenue, year over year

-	8% increase in EBITDA, year over year

-	12% increase in gross margin, year over year

     TORONTO, May 6 /CNW/ - Call-Net Enterprises Inc., a national facilities-based provider of competitive telecommunications, data and Internet Protocol (IP) solutions to households and businesses across Canada, today reported financial results for the first quarter ending March 31, 2004.

     “Gains from the introduction of new bundles, products, services and new pricing plans, delivered continued growth in our consumer and business operations, compared to the same period last year,” said Bill Linton, president and chief executive officer, Call-Net Enterprises. “During the first quarter, we added 34,000 net local equivalent lines, more than 25,000 were for consumers. Our total local service line count now stands at over 300,000. Our wireless customer base grew by close to 6,000 with 15 per cent of new home phone service customers now opting to add a second wireless line.”

     Consolidated revenue for the first quarter of 2004 was $202.5 million, a slight increase from the same period last year. First quarter earnings before interest, taxes, depreciation and amortization (EBITDA) were $26.5 million, representing a eight per cent or $2.0 million increase from the first quarter of 2003. Gross margin for the quarter was $107 million, a 12 per cent or $11.4 million increase from the first quarter of 2003.

     Consumer services revenue improved by 10 per cent compared with the same quarter in 2003, as increases in local and wireless service revenue more than offset decreases in dial-up Internet and long distance. Revenue from bundled products continued to grow relative to revenue from stand-alone products.

     Business revenue grew by five per cent compared to the first quarter of last year with improvement in every product category including local, long distance, and data including IP. The results reflect stronger product offerings including IP Enabled Solutions, an increase in long distance minutes, the continued success of cross border sales with Sprint, and growth in the small and medium-sized business market.

     Customer churn in local services declined significantly to 2.2 per cent in first quarter of 2003, representing a significant improvement from the same quarter last year and from the previous quarter. The improvement is attributed to the success of the Company’s customer retention program, improvements to the credit profile of the customer base, and implementation of recent Canadian Radio-television and Telecommunications Commission (CRTC) decisions. These decisions included the unbundling of high-speed Internet service (DSL) from local service by the incumbent telephone companies and extending the period of time during which an incumbent telephone company is prohibited from attempting to win former customers back from three to 12 months.

     As expected, gains in consumer and business operations were offset by a continued decline in wholesale carrier revenue. Wholesale carrier revenue for the first quarter was $47.9 million, a $10 million decline from the first quarter of the previous year. Wholesale carrier revenue comprises less than 24 per cent of Call-Net’s total consolidated revenue.

     During the quarter the Company repurchased U.S.$76.4 million of senior secured notes, at a cost of CDN$104.6 million. This repurchase reduces the interest costs on long term debt by U.S.$8 million or CDN$11 million per year.

     Carrier costs continued to decline to $95.1 million in the first quarter of 2004 as a result of success of both network optimization and international carrier negotiations. Total operating costs for the first quarter were $80.9 million, representing a 13 per cent increase over the same period last year. The increase in operating costs was expected as the Company invested in sales, marketing, provisioning and customer care in pursuit of its growth objectives.

     “Our revenue has been quite stable over the past eight quarters, said Roy Graydon, executive vice president and chief financial officer. “One of our most significant trends has been a steady improvement in gross profit. Over the past two years gross profit as a percentage of revenue has risen by almost 11 per cent. This incremental gross profit has been reinvested in our business to grow both consumer and business revenues.”

     Regulatory

     On January 27, 2004 the CRTC agreed with Call-Net’s assessment of the lack of competition in the home phone service market, directing the former monopolies to provide the same quality of service to consumers whether they use an incumbent telephone company’s service or Sprint Canada’s. The CRTC also agreed to Call-Net’s request to inform consumers about the availability and terms of local competition and extended the prohibited winback period from three months to 12 months. On the same day, the CRTC issued an interim decision on Ethernet access, applying an interim tariff to certain services, which should bring to an end the price discrimination by the ILECs in providing these services to Canadian business consumers. The Company continues to be engaged in a number of proceedings including the resale of DSL and Ethernet services and follow-up matters pertaining to the 2002 price cap decision.

     Outlook

     The Company’s outlook has not changed since it released its fourth quarter 2003 results in February 2004. Call-Net expects continued growth in its consumer and business solutions revenue offset somewhat by continued decline in carrier services revenue. Top line revenue growth will be modest, up one to five per cent over 2003.

     In the consumer market, Call-Net will focus on attracting home phone service customers and expects to continue the momentum in adding home phone service customers in 2004. The business market will remain highly competitive, particularly in the large corporate and mid-sized market segments. Call-Net is committed to maintaining a profitable carrier service operation with anticipated revenue declines in per unit pricing throughout 2004, offset by declining costs.

     Carrier charges should decline from the 2003 level as a result of the Company’s ongoing efforts at network optimization. The savings will be redeployed to customer acquisition programs. The Company expects to continue to be cash flow self-sufficient, generating more in EBITDA in 2004 than it spends in interest, capital and taxes.

     In 2004, capital expenditures will be in the range of six per cent of revenue, approximately half of which will be allocated to maintenance and the other half on growth. Initiatives include the expansion of the Company’s co-location footprint from 134 to 148 wire centres announced in April, the installation of new local switching equipment and the purchase of other capital equipment to support local customer growth.

     Annual Meeting of Shareholders, followed by Quarterly Conference Call Call-Net will hold its annual meeting of shareholders at 2:00 p.m. (ET) this afternoon in the Imperial Room of the Fairmont Royal York hotel, followed by a quarterly conference call at 3:30 p.m. (ET). Both the annual meeting and the quarterly call will be web cast live. To join the annual meeting via web log in at www.callnet.ca. To participate in the quarterly conference call (question and answer session) at 3:30 p.m., dial 416-695-5259 or 1-877-888-7019 (Participation code: T492927S), or join via web cast at www.callnet.ca.

     About Call-Net Enterprises Inc.

     Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

     Note for Investors:

     This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
(millions of Canadian dollars)	2004	2003
		Restated
ASSETS
Cash and cash equivalents	51.4	56.5
Short-term investments	27.6	93.6

Cash, cash equivalents and short-term investments	79.0	150.1
Accounts receivable	26.7	42.7
Other current assets	19.8	48.9

Total current assets	125.5	241.7

Capital assets	497.3	516.7
Other assets	73.8	80.7

Total assets	696.6	839.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	131.6	149.4
Long-term debt	292.3	387.1
Other long-term liabilities	48.6	49.1
Shareholders’ equity
Capital stock
Common shares, unlimited authorized	48.7	49.8
Class B non-voting shares, unlimited authorized	298.7	297.6
Preferred shares, unlimited authorized	—	—
Contributed surplus	3.4	2.9
Deficit	(126.7)	(96.8)

Total shareholders’ equity	224.1	253.5

Total liabilities and shareholders’ equity	696.6	839.1

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	March 31,
(millions of Canadian dollars, except per share amounts)	2004	2003
		Restated
Revenue	202.5	202.2
Carrier charges	95.1	106.2

Gross profit	107.4	96.0
Operating costs	80.9	71.5
Depreciation and amortization	36.8	40.2

Operating loss	(10.3)	(15.7)
Loss on repurchase of long-term debt	(4.0)	—
Release of change in control provision	4.7	—
Interest on long-term debt	(9.7)	(12.1)
Interest and other expense	(2.2)	(0.4)
Foreign exchange gain (loss)	(8.1)	36.2

Income (loss) before taxes	(29.6)	8.0
Income tax expense	(0.3)	(0.4)

Net income (loss) for the period	(29.9)	7.6
Deficit, beginning of period	(93.0)	(57.7)
Adjustment for stock-based compensation	(2.9)	(1.2)
Adjustment for asset retirement obligation	(0.9)	(0.4)

Deficit, beginning of period adjusted	(96.8)	(59.3)

Deficit, end of period	(126.7)	(51.7)

Basic earnings (loss) per share	(0.84)	0.32
Diluted earnings (loss) per share	(0.84)	0.32

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	March 31,
(millions of Canadian dollars)	2004	2003
		Restated
OPERATING ACTIVITIES
Net income (loss) for the period	(29.9)	7.6
Add (deduct) operating items not requiring cash:
Depreciation and amortization	36.8	40.2
Interest and other expense	1.3	1.0
Foreign exchange (gain) loss on long-term debt	6.0	(33.0)
Reversal of change in control provision	(4.7)	—
Loss on repurchase of long-term debt	4.0	—

Cash provided by operations before changes in non-cash working capital	13.5	15.8
Net change in non-cash working capital balances related to operations	(9.9)	(8.4)

Cash provided by operating activities	3.6	7.4

INVESTING ACTIVITIES
Decrease in short-term investments	66.0	45.1
Acquisition of capital assets	(14.0)	(8.3)
Proceeds from sale of accounts receivable	45.0	—
Increase in deferred costs	(0.5)	—
Net proceeds on disposal of capital assets	—	2.9

Cash provided by investing activities	96.5	39.7

FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.4)	(0.7)
Long-term debt repurchase	(104.8)	—

Cash used in financing activities	(105.2)	(0.7)

Net increase (decrease) in cash and cash equivalents during the period	(5.1)	46.4
Cash and cash equivalents, beginning of period	56.5	34.1

Cash and cash equivalents, end of period	51.4	80.5

%SEDAR: 00004316EF

For further information: Media Contact: Karen O’Leary, Corporate Communications, (416) 718-6445, karen.oleary@sprint-canada.com